October 27, 2017

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pendrell Corporation
Schedule 14D-9 filed October 13, 2017
SEC File No. 5-81926

Dear Ms. Chalk:

This letter, submitted on behalf of Pendrell Corporation (the “Company”), addresses your letter dated October 20, 2017, regarding the Company’s Schedule 14D-9 filed on October 13, 2017 (the “Filing”). The responses below address the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission and describe changes that we intend to make to the Filing to address the Staff’s comments. For reference purposes, the Staff’s comments have been reproduced below (in bold), with the Company’s response below each comment. Capitalized terms used and not defined in this letter have meanings given to them in the Filing.

1.	State the reason(s) for the Board’s decision to take no position with respect to the offer. See Item 1012(b) of Regulation M-A.

Company Response: In its Filing, the Company revealed that (a) the Company is not, in any manner, altering its plans or proposals in response to the Tender Offer, (b) the Company has no reason to question the information set forth in Purchasers’ Schedule TO, and (c) the Tender Offer should have no material impact on (i) the reverse stock split, (ii) the number of Shares fractionalized and purchased by the Company because of the reverse stock split, or (iii) the price paid by the Company for fractionalized Shares. The Company will supplement this response as follows: “Moreover, the Corporation has already revealed its position regarding the fair value of its Shares by setting the redemption price for Shares fractionalized by the reverse stock split at a price no less than $6.55 per fractionalized Share. Therefore, the Corporation takes no position on the Tender Offer.”

October 27, 2017

Page Two

2.	Provide the disclosure required by Item 1012© and (d) of Regulation M-A with respect to affiliates of the Company.

Company Response: The Company will supplement its response as follows: “No officers, directors or other affiliates of the Corporation have accepted the Tender Offer and, based on inquiries of such persons, none of them intend to accept the Tender Offer.”

Please contact me at (425) 828-8404 or John Rafferty of Morrison & Foerster LLP at (415) 268-6897 if you have any questions about the foregoing.

Sincerely,

/s/ Tim Dozois

Tim Dozois

Corporate Counsel

Pendrell Corporation

cc:    John Rafferty (Partner at Morrison & Foerster)